

Heera Lee
Director of Finance and Principal Financial Officer
AML Communications, Inc.
1000 Avenida Acaso
Camarillo, California 93012

March 24, 2009

RE: **AML Communications, Inc.**
Form 10-KSB for the fiscal year ended March 31, 2008
Filed June 30, 2008
File No. 000-27250

Dear Mrs. Lee:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director